SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For Q3-2003 Results

Nera ASA
Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA

By:	Bjørn Ove Skjeie (sign.)
	Name: Title:	Bjørn Ove Skjeie President and Chief Operating Officer

Dated: October 24, 2003

PRESS RELEASE, 24. October 2003

Nera ASA: Results per 3rd quarter 2003

Nera ASA (OSE: NER) continues to improve operations after a successful implementation of cost cutting, and Nera achieved a positive result from operations on the third quarter. Operating income before restructuring provisions came to MNOK 9 compared to minus MNOK 39 in the corresponding period last year and minus MNOK 11 in the second quarter of 2003. The improvements in operations are particularly pronounced within Transmission Networks. Third quarter operating revenues amounted to MNOK 510, on level with the same period last year. Nera has booked fewer orders than expected in the third quarter 2003, and the company’s management thus expects a lower business volume for 2003 than for 2002, but the company maintains a target of a positive result from operations during the year.

•	Operating income Q3: MNOK 9,0 compared to MNOK (38,9) for Q3 2002

•	Income before tax Q3: MNOK (20,8) compared to MNOK (33,2) for Q3 2002

•	Transmission Networks had operating revenues of MNOK 276 in Q3 and had an operating loss of MNOK (6,6)

•	Satellite Communications achieved an operating income of MNOK 19,8 compared to MNOK 22,5 in Q3 of last year

Figures in MNOK	Q3 2003	Q3 2002	Per Q3-03	Per Q3-02	2002

Orders received	407,2	546,4	1626,7	1943,2	2 518,6
Operating revenues	509,6	500,5	1593,8	1830,4	2 444,8
Operating income	9,0	(38,9)	(26,7)	(115,7)	(133,3)
before restruct
Income before tax	(20,8)	(33,2)	(15,9)	(131,7)	(162,2)
Earnings per share	(0,21)	(0,24)	(0,32)	(0,86)	(1,19)

“It’s been a mixed development for Nera in the third quarter. On the positive side we find a significant improvement in operations, especially within Transmission Networks, whilst we on the flip side must note a lower order intake than expected”, says Bjørn Ove Skjeie, CEO of Nera ASA and continues: “The low third quarter order intake gives us reasons to expect a turn-over lower than last year but we still maintain an ambition for profitable operations for the Nera Group during the course of the year. An underlying positive market development and an increasing number of prospects in the market gives reasons for a continued improvement for Nera in 2004”, says Skjeie.

Transmission Networks
Lower order intake characterized the third quarter for Nera’s Transmission Networks business. The main reason for this decline is the postponement of several prospective orders, particularly in the EMEA and Asia regions. However, Nera is of the opinion that there has been no fundamental changes in the transmission market in the period. Transmission Networks booked orders for MNOK 236 in the third quarter compared to MNOK 338 in the corresponding period last year MNOK 368 in Q2 this year. The current market conditions indicate that Nera’s transmission network business should be able to attain an order intake of more than MNOK 300 per quarter in the coming periods.

Transmission Networks’ operating revenues were MNOK 276 in Q3, compared to MNOK 238 in the same period last year. The operating loss was MNOK 6,6, compared to a loss of MNOK 43,3 for Q3 last year. In addition, allocations of MNOK 28 have been made in the third quarter related to restructuring of the supply chain in Nera’s transmission network business, where phase 1 now has been successfully implemented.

Satellite Communications
As expected the satellite communication business have experienced a slowdown particularly related to the market for land-mobile satellite telephones. This development has continued throughout the third quarter, and the growth within other parts of satellite communications have not been substantial enough to compensate for the fall in the terminal market. Nera’s satellite communication business booked orders for MNOK 79 in Q3, compared to MNOK 109 in the same period last year.

Satellite Communications had operating revenues of MNOK 125 for Q3, compared to MNOK 154 for the same period in 2002. The operating income was MNOK 19,8 compared to 22,5 MNOK for the same period of last year, resulting in an operating margin of 15,8 percent for Q3, which must be regarded as solid taken into account the current market situation.

Wireless Broadband Access
Wireless Broadband Access booked new orders for MNOK 24 compared to 16 MNOK for the corresponding period last year. Nearly the entire order intake in the third quarter is related to the terrestrial wireless broadband, but the market for broadband via satellite continues its positive development. Meanwhile, a combination of the market’s lacking maturity and the size of the orders Nera processes are explanations for why Nera has not booked new orders within this part of the broadband market.

Wireless Broadband Access had operating revenues of MNOK 36 in the third quarter compared to 13 MNOK for the same period of 2002. This resulted in an operating loss of MNOK 7,2 compared to a loss of MNOK 12,4 in Q3 2002.

For further information, please contact:
Press: Helge Skaar, EVP Information and Public Affairs, +47 55 22 58 20 (office), +47 90 14 20 40 (mobile), or hsk@nera.no
Investors: Odd Bjørn Ur, Investor Relations Officer, +47 55 22 55 71 (office), +47 90 14 14 83 (mobile), or obu@nera.no
or
www.nera.no

Third quarter report 2003

Unaudited

Nera ASA Q3 2003

The Nera Group achieved a positive result from operations in the third quarter of 2003 after successful implementation of efforts to reduce costs. The operating profit before restructuring provisions was MNOK 9, compared to operating losses of MNOK 39 in the third quarter of 2002 and a loss of MNOK 11 in the second quarter of the current year. Transmission Networks achieved the most pronounced improvement in operations. Operating revenue for Q3 2003 was MNOK 510, which is on par with Q3 2002. The company has booked fewer orders than expected in Q3 2003, and the company’s management thus expects a lower business volume for 2003 than for 2002. Nera’s s olidity and financial strength remains unchanged.

Orders received and the market situation

The Nera Group booked orders for MNOK 407 in Q3 2003, compared to MNOK 546 in third quarter of last year. While the order intake has declined compared to the previous quarters in all business areas, the Satellite Communications business area saw the most pronounced decline in the past quarter.

Transmission Networks booked orders for MNOK 236, compared to MNOK 338 in Q3 2002. The order intake for this quarter is also down from the first two quarters of 2003. The main reason for this decline is the postpone ment of several prospective orders, particularly in the EMEA and Asia regions. The transmission networks market remains unchanged. Investments in mobile networks in Western Europe and the USA are still low. While there are contract opportunities in Eastern Europe, Asia, Africa and Latin America, finally closing contracts is challenging, due to external conditions.

Satellite Communications booked orders for MNOK 79, compared to MNOK 109 in Q3 2002. The order intake is below that of the first two quarters of 2003. The decline in orders received can be attributed to a “post-war” effect on the sale of satellite terminals. To ensure they were capable of delivering, distributo rs ordered many terminals, particularly of the Nera World Communicator, and still have units in stock. To date, other market segments have not expanded sufficiently to compensate for this anticipated decline in the sale of crisis communication equipment.

Wireless Broadband Access booked orders for MNOK 24, compared to MNOK 16 last year. The orders received in the third quarter nearly all concerned terrestrial wireless broadband. International marketing efforts are gradually yielding results. Although no new satellite broadband contracts have been signed in Q3, this market has interesting prospects. Nera is currently assessing several major new projects.

The markets for other activities remain challenging. The order intake for other activities in Q3 2003 was MNOK 68, compared to MNOK 83 in the same period last year, but on level with Q2 2003.

Operations

The Nera Group had operating revenues of MNOK 510 in the third quarter, compared to MNOK 501 in Q3 2002. The operating revenues in Q3 were approx. MNOK 30 less than the average of the year’s first two quarters.

Transmission Networks had operating revenues of MNOK 276, an increase by MNOK 38, from MNOK 238 for the corresponding period of 2002. Satellite Communication had operating revenues of MNOK 125, compared to MNOK 154 in 2002. Within broadband Nera increased its operating revenues to MNOK 36, compared to MNOK 13 last year, while operating revenues from Other Business segments were MNOK 73 in Q3, compared to MNOK 96 in Q3 2002.

Ordinary operating expenses for Q3 were MNOK 450, compared to MNOK 468 in 2002. R&D costs in Q3 were MNOK 31, compared to MNOK 51 last year. Nera’s total R&D activities also include activities financed by customers and other partners.

The operating income before restructuring provisions was MNOK 9 in the third quarter, compared to a loss of MNOK 38.9 in third quarter last year. The operating results have also improved since Q2 2003, when Nera produced a loss of MNOK 11. The Transmission Networks business area achieved the most pronounced improvements. The accumulated operating loss for the first nine months of the year was MNOK 26.7, compared to MNOK 115.7 for the corresponding period in 2002.

The Satellite Communication business area is still generating a satisfactory operating income, in spite of lower volumes. Satellite Communication produced an operating income of MNOK 19.8, compared to MNOK 22.5 last year, yielding an operating margin of 15.8 percent. Transmission Networks had an operating loss of MNOK 6.6, compared to a loss of MNOK 43.3 in Q3 2002. Compared to Q2 2003, the loss in Q3 2003 is reduced with MNOK 19. Nera’s broadband activities generated an operating loss of MNOK 7.2 in Q3, compared to a loss of MNOK 12 in Q3 2002. Other Businesses produced operating income of MN OK 3.0, compared to a loss of MNOK 5.7 last year.

Nera has succeeded to considerably improve the efficiency of its operations. At the close of Q3 2003, the company’s expenses have been cut to a level that yields profitable operations from a turnover comparable to Nera’s turnover in 2002. Nera Networks has completed phase 1 of the supply-chain project. For this purpose, and in connection with the cease of production at Nera Boston, provisions of MNOK 28 has been made for restructuring expenses in the Q3 accounts. This is somewhat less than the estimate that was presented with the Q2 2003 accounts. The deviation is due to a delay of phase 2 of the supply-chain project, which will not be implemented before the quality of the new supply chain is assured. There fore no provisions have yet been made for phase 2.

The operating loss after restructuring expenses was MNOK 19.3, compared to MNOK 38.9 in 2002.

Financial figures

The Nera Group had a financial loss of MNOK 1.5 in Q3 2003, of which MNOK 4.2 was ordinary financial loss, while MNOK 2.7 was income from associated companies. Financial income in Q3 2002 was 5.7 MNOK. Currency fluctuations produced a financial loss in Q3 2003, thus balanced out by currency gains from previous quarters, giving the company an accumulated financial income of MNOK 30.6.

Q3 2003 resulted in a pre-tax loss of MNOK 20.8, compared to a loss of MNOK 33.2 for Q3 2002. Including calculated taxes and minority interests, the Nera Group had a net loss of MNOK 26.1, compared to a loss of MN OK 29.6 last year. Accumulated net loss for the first three quarters of 2003 is MNOK 38.5, compared to a loss of MNOK 105.2 in 2002.

Balance sheets and liquidity

The company’s total assets as of 30 September 2003 was MNOK 2 408, compared to MNOK 2 424 at the close of Q2 2003 and MNOK 2 560 as of 31 December 2002. The company’s cash reserves were MNOK 788, on level with the start of the year, but somewhat less than at the close of the second quarter. This is in line with the company’s expectations as outlined in Nera’s Q2 2003 report.

The company maintains a steady focus on improving its working capital efficiency. The balance sheet item Inventories was reduced further during the quarter, while Trade receivables has increased somewhat during the quarter, as more of the company’s invoicing has been carried out towards the end of the quarter.

The company’s financial solidity is satisfactory. As of 30 September 2003 the equity ratio was 65.8 percent. The decision of the annual shareholders’ meeting to transfer equity from the premium fund to other equity was implemented in the third quarter statements.

The quarterly report employs the same accounting principles as the annual accounts. The quarterly report is prepared in accordance with the accounting standards for quarterly reporting.

Prospects

With a total turnover as of 30 September 2003 of MNOK 1 600 and low order intake for Q3 2003, the company’s management now foresees lower operating revenues for 2003 than for 2002, when turnover was MNOK 2 445. Nera nevertheless maintains the company’s goal of returning to profitable operations in 2004.

With regards to transmission networks markets, good project opportunities are expected from markets outside of Western Europe and the USA, but competition is fierce, resulting in pressure on prices and terms of delivery. In Western Europe, construction of more 3G networks may have a positive effect on the demand for transmission products into 2004. In the USA construction of mobile networks will constitute an important market driver. The company also sees new market opportunities in the application of transmission networks products in dedicated security and defense networks. Realistically, current market conditions for Nera’s Transmission Networks business area indicate an order intake in the excess of MNOK 300 per quarter for the upcoming quarters.

The market for Satellite C ommunication is expected to improve, due i.e. to the development of new applications.

Investments in broadband communication are on the increase and Nera’s solutions meet with great interest. Turnover in this business area is therefore expected to increase.

The Company expects the markets for its Other Businesses to remain challenging in the upcoming quarters.

Bergen, 23 October 2003

Income statements	Amounts in NOK million

	01 JAN 30 SEP	01 JAN 30 SEP
	2003	2002	Q3 2003	Q3 2002	Year 2002

Orders received	1 626.7	1 943.2	407.2	546.4	2 518.6
Operating revenue	1 593.8	1 830.4	509.6	500.5	2 444.8
Operating expenses	(1 433.0)	(1 703.5)	(450.3)	(468.0)	(2 255.1)
Depreciation	(59.4)	(61.7)	(19.3)	(20.2)	(83.5)

Operating income before R&D costs	101.3	65.2	40.0	12.3	106.2

Research and development	(128.0)	(180.9)	(31.0)	(51.2)	(239.5)

Operating income (loss) before restructuring and write-downs	(26.7)	(115.7)	9.0	(38.9)	(133.3)

Restructuring and write-downs	(28.3)	—	(28.3)	—	(11.1)

Operating income (loss)	(55.0)	(115.7)	(19.3)	(38.9)	(144.4)

Earnings from investments in associated companies	8.5	(26.9)	2.7	(1.1)	(23.8)
Net financial items	30.6	10.9	(4.2)	6.8	6.0

Income (loss) before tax	(15.9)	(131.7)	(20.8)	(33.2)	(162.2)

Taxes	(7.0)	32.9	(1.8)	5.3	33.7

Net income (loss)	(22.9)	(98.8)	(22.6)	(27.8)	(128.5)

Minority interest	(15.6)	(6.4)	(3.5)	(1.8)	(16.5)

Net income (loss) after minority interests	(38.5)	(105.2)	(26.1)	(29.6)	(145.0)

Earnings per share (NOK)	(0.32)	(0.86)	(0.21)	(0.24)	(1.19)
Diluted earnings per share (NOK)	(0.32)	(0.86)	(0.21)	(0.24)	(1.19)

Balance Sheets	Amounts in NOK million

	30 SEP 2003	31 DEC 2002	30 SEP 2002

Deferred tax asset	174.0	174.0	195.9
IT — Software	24.0	23.7	—
Goodwill	15.3	18.9	20.1
Property, plant and equipment	169.8	199.1	233.5
Financial non-current assets	147.5	161.5	149.0

Non-current assets	530.6	577.2	598.5

Inventories	316.8	382.9	429.0
Trade receivables	511.3	518.6	503.6
Other shortterm receivables	261.0	285.3	235.1
Cash and cash equivalents	788.2	795.8	774.0

Current assets	1 877.3	1 982.6	1 941.7

TOTAL ASSETS	2 407.9	2 559.8	2 540.2

Shareholders’ equity	409.1	1 509.1	1 509.1
Accrued equity (incl. minority interests)	1 176.2	103.5	131.0

Egenkapital	1 585.3	1 612.6	1 640.1

Provisions for obligations	24.7	45.0	12.7
Long-term liabilities	42.3	47.0	48.6
Current liabilities	755.6	855.2	838.8

Liabilities	822.6	947.2	900.1

TOTAL EQUITY AND LIABILITIES	2 407.9	2 559.8	2 540.2

Interest-bearing current liabilities	1.4	4.8	1.3
Interest-bearing long-term liabilities	2.5	4.3	5.4
Minority shareholder’s interest	252.4	240.2	246.0

Change in equity:
Equity as of 01 JAN	1 612.6	1 728 .1	1 728.1
Net income (loss)	(22.9)	(128.5)	(98.8)
Additional treasury stock		(2.8)	(2.8)
Additional minority interests		126.4	132.8
Dividend	(6.0)	(26.8)	(28.1)
Other equity changes		(6.6)
Translation differences	1.6	(77.2)	(91.1)

Equity as of end of period	1 585.3	1 612.6	1 640.1

Statement of cash flows	Amounts in NOK million

	01 JAN-30 SEP	01 JAN-30 SEP
	2003	2002	Q3 2003	Q3 2002	Year 2002

Net income (loss)	(22.9)	(98.8)	(22.6)	(27.8)	(128.6)
Depreciation	59.4	61.7	19.3	20.2	83.5
Change in inventories, trade receivables/payables and other working capital	52.1	228.3	(52.0)	41.9	210.8
Other operation-related adjustments	(61.5)	(170.4)	11.5	(27.2)	(131.2)

Net cash provided by (used in) operating activities	27.1	20.8	(43.8)	7.1	34.6

Proceeds from sales of property, plant and equipment	1.6	5.2	0.5	1.6	7.9
Capital expenditures	(27.2)	(48.0)	(5.3)	(12.9)	(61.4)
Other investments and sales	14.0	72.7	(1.3)	74.4	110.7

Net cash provided by (used in) investing activities	(11.6)	29.9	(6.1)	63.1	57.2

Proceeds from issuance of shares	—	39.9	—	39.9	37.7
Changes, treasury stock	—	(2.8)	—	—	(2.8)
Dividends paid	(6.0)	(28.1)	0.0	(28.1)	(26.8)
Net changes in liabilities	(5.1)	(194.1)	(1.0)	(3.7)	(191.6)

Net cash provided by (used in) financing activities	(11.1)	(185.1)	(1.0)	8.1	(183.6)

Effect of changes in currency exchange rates	(12.0)	8.9	4.4	6.5	(11.9)

Net change in cash and cash equivalents	(7.6)	(125.5)	(46.5)	84.8	(103.7)

Cash and cash equivalents at beginning of period	795.8	899.5	834.7	689.2	899.5

Cash and cash equivalents at end of period	788.2	774.0	788.2	774.0	795.8

Order intake. by business area	Amount in NOK million

	01 JAN-30 SEP		01 JAN-30 SEP
Business area	2003		2002		Year 2002		Q3 2003		Q3 2002

Transmissions Networks	922	56.7%	1 008	51.9%	1 243	49.3%	236	58.0%	338	61.9%
SatCom	376	23.1%	573	29.5%	677	26.8%	79	19.4%	109	20.0%
Wireless Broadband Access	96	5.9%	63	3.2%	215	8.6%	24	5.8%	16	2.9%
Other activities and staff/eliminations	233	14.3%	299	15.4%	384	15.3%	68	16.8%	83	15.2%

Total	1 627	100.0%	1 943	100.0%	2 519	100.0%	407	100.0%	546	100.0%

Operating revenues. by business area	Amounts in NOK million

	01 JAN-30		01 JAN-30 SEP
Business area	SEP 2003		2002		Year 2002		Q3 2003		Q3 2002

Transmissions Networks	827	51.9%	989	54.0%	1 343	54.9%	276	54.1%	238	47.5%
SatCom	440	27.6%	470	25.7%	617	25.2%	125	24.5%	154	30.7%
Wireless Broadband Access	98	6.1%	53	2.9%	69	2.8%	36	7.0%	13	2.6%
Other activities and staff/eliminations	229	14.4%	318	17.4%	417	17.1%	73	14.4%	96	19.2%

Total	1 594	100.0%	1 830	100.0%	2 445	100.0%	510	100.0%	501	100.0%

Operating income (loss) before restructuring and wrote- downs. by business area	Amounts in NOK million

	01 JAN-30	01 JAN-30 SEP
Business area	SEP 2003	2002	Year 2002	Q3 2003	Q3 2002

Transmissions Networks	(72.4)	(144.3)	(165.2)	(6.6)	(43.3)
SatCom	72.7	53.8	68.8	19.8	22.5
Wireless Broadband Access	(29.4)	(35.7)	(52.4)	(7.2)	(12.4)
Other activities and staff/eliminations	2.4	10.3	15.5	3.0	(5.7)

Total	(26.7)	(115.7)	(133.3)	9.0	(38.9)

Order intake. by geographical destination	Amounts in NOK million

	01 JAN-30 SEP		01 JAN-30 SEP
Geogr. destination	2003		2002		Year 2002		Q3 2003		Q3 2002

Norway	240	14.7%	205	10.6%	281	11.2%	45	11.1%	78	14.3%
United Kingdom	57	3.5%	183	9.4%	197	7.8%	23	5.7%	16	2.9%
Rest of Europa	348	21.4%	375	19.3%	442	17.5%	94	23.1%	104	19.1%
Americas	344	21.2%	423	21.8%	545	21.6%	97	23.8%	141	25.8%
Africa	51	3.1%	100	5.1%	114	4.5%	30	7.3%	26	4.8%
Asia	515	31.7%	613	31.5%	899	35.7%	118	29.0%	170	31.0%
Oceania	72	4.4%	44	2.3%	42	1.7%	—	0.0%	12	2.1%

Total	1 627	100.0%	1 943	100.0%	2 519	100.0%	407	100.0%	546	100.0%

Operating income. by geographical destination	Amounts in NOK million

	01 JAN-30 SEP		01 JAN-30 SEP
Geogr. destination	2003		2002		Year 2002		Q3 2003		Q3 2002

Norway	230	14.4%	175	9.6%	276	11.3%	75	14.6%	68	13.6%
United Kingdom	95	6.0%	74	4.0%	110	4.5%	37	7.2%	38	7.6%
Rest of Europa	346	21.7%	354	19.3%	498	20.4%	130	25.6%	117	23.3%
Americas	312	19.6%	425	23.2%	538	22.0%	96	18.9%	83	16.6%
Africa	40	2.5%	77	4.2%	105	4.3%	10	1.9%	21	4.2%
Asia	544	34.1%	681	37.2%	863	35.3%	153	29.9%	170	33.9%
Oceania	27	1.7%	44	2.5%	55	2.2%	9	1.8%	4	0.8%

Total	1 594	100.0%	1 830	100.0%	2 445	100.0%	510	100.0%	501	100.0%

Presentation Q3 2003 Oslo, 24 October 2003 Ne03-3E-1

Bjorn Ove Skjeie Chief Executive Officer

Steady towards profitability Positive operating profit in Q3 Improved operational gearing now allows profitability on lower business volume Market situation unchanged with considerable opportunities despite soft order intake

Key figures

"Low season" hits order intake in all areas in Q3

Order backlog* still reflects higher order intake than turnover so far in 2003 4th quarter 2003 1st quarter 2004 Total NOK mill. 3rd quarter 2004 and later 2nd quarter 2004 * Incl. Nera Telecommunications, Singapore

Transmission Networks market Activities in Western-Europe still low Eastern-Europe reasonably strong Mixed picture in Middle-East/ Africa, but some large opportunities Solid project activity in Asia

Transmission Networks market US market expected to pick up gradually Latin-America still to materialise Broadband terrestriell market continues to grow

Satellite market Market activities expected to pick up after necessary adjustments in market channels Focus on new applications starting to pay off Increased visibility of a global broadband satellite market

Other business segments IT Networks (Nera Tel) Investments in IT infrastructure expected to improve gradually Contract Manufacturing (Nera Tel) CM business environment remains competitive

OPEX*/Employees Development Employees 1820 Employees 900 1 820 900 OPEX Annualized per Q1 2002 (MNOK) Employees 01.01.2002

OPEX*/Employees Development Employees 1599 Lay off's 221 1 599 600 OPEX Annualized per Q3 2003 (MNOK) Employees 30.09.2003 - 221 - 300 * R&D + Sales & Admin. expenses

Operational Gearing Nera Group Quarterly Sales (MNOK) (550) (152) (Estimated seasonal adjustment) (550)

From internal to external focus Overall market situation substantiate considerable opportunities for Nera Secure strategic orders through aggressive market approach New efficiency actions will lower breakeven even more Nera shall be profitable when entering into 2004

Bjorn Olafsson Chief Financial Officer

Financial highlights Q3 Continued excellent earnings performance in SatCom Improved Transmission results - Operating performance close to "break even" targets Broadband business at basically same level as Q2 and Q1 Contract Manufacturing still at low business volume Operating cashflow negative through Q3, but cash balance satisfactory at the same level as beginning of the year

Quarterly operating revenue by business area

Income statement

Operating profit before special charges by business area

1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Gross margin % 33 25 30 30 28 21 21 22 24.5 Oper. margin % 2.8 4 8.5 8.9 7.3 -12.3 -15.8 -8.6 -2.4 North 45.9 46.9 45 43.9 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Gross margin % 35 30 33 40 36 35 37 40 38 Oper. margin % 9.1 2 4.9 13.8 10.8 11.2 16 18 15.8 45.9 46.9 45 Margin development Transmission/Satellite Transmission Satellite

Operational Target (Short Term) Transmission Networks B/E-Target (Quarterly sales = 325 MNOK) Quarterly Sales (MNOK) B/E Target = 325/Q (350) (86) (Est. seasonal adjustment) (350)

Restructuring Charges

Balance Sheets

Net cash position
(Cash - interest bearing debt)


MNOK
1200
1000
800
600
400
200
0
-200
-400
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Nera Singapore
Nera Norway
Q4 - 1995
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Q3 - 1999
Q4 - 1999
Q1 - 2000
Q2 - 2000
Q3 - 2000
Q4 - 2000
Q1 - 2001
Q2 - 2001
Q3 - 2001
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Q1 - 2002
Q2 - 2002
Q3 - 2002
Q4 - 2002
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Q2 - 2003
Q3 - 2003

Ne03-3E-24

NERA
enabling a wireless future

Working Capital - Revenue/Quarter Q4-1995 Q4-1996 Q2-1997 Q4-1997 Q2-1998 Q3-1998 Q4-1998 Q1-1999 Q2-1999 Q3-1999 Q4-1999 Q1-2000 Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 Working capital 510 739 1028 881 773 573 713 666 556 367 431 190 309 322 331 280 595 664 498 412 379 330 336.4 373.9 294.5 302 Revenues/Quarter 683 862 764 937 664 724 874 713 680 635 738 615 548 544 843 724 752 643 774 681 649 501 614 540 545 510 North 45.9 46.9 45 43.9 MNOK Revenue/Quarter Working Capital

Trade receivables/ Inventories/trade payables (days) 1995 1996 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Receivables 76 91 102 88 77 111 97 76 96 78 87 Inventories 82 77 67 51 40 38 67 56 59 53 54 Payables 41 43 48 48 29 45 53 46 50 46 44 Days

Statements of cash flow

Financial key figures

Outlook Q4 2003 2003 revenues for the Nera group will be lower than 2002 revenues Nera still expects to be profitable when entering into 2004

Q & A Oslo, 25 July 2003 Ne03-2E-59 Draft 5

Appendix

Orders received by business area

Operating revenue by business area

Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Orders received 511 583 450 347 309 361 338 235 318 368 236 Operating revenue 564 627 537 549 378 373 238 354 258 293 276 Oper. inc. (EBIT) 50.4 49.8 37.9 31.8 -53.5 -47.5 -43.3 -21 -40.7 -25.1 -6.6 Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Orders received 239 129 119 142 174 289 109 103 170 126 79 Operating revenue 160 150 131 169 161 156 154 146 172 142 125 Oper. inc. (EBIT) 16.7 13.8 13.3 21.3 14.4 17 22.5 15 27.5 25.5 19.8 Orders/revenue/EBIT development Transmission/Satellite Transmission Satellite

Quarterly orders received by market Transmission Networks

Quarterly operating revenue by market Transmission Networks

WBA - quarterly "fixed" cost level (R&D + sales and admin.) Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 East 20 33 43 58 71 51 45 19 16 17 16 14 14 11 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 MNOK

Orders received by market

Orders received by market Asia 31.7% (31.5%)* Percentage per region by 30 September 2003 Africa 3.1% (5.1%)* Americas 21.2% (21.82%)* Oceania 4.4% (2.3%)* UK 3.5% (9.4%)* Norway 14.7% (10.6%)* Rest of Europe 21.4% (19.3%)* * Figures in brackets are Orders received per 30.06.02

Operating revenue by market

Operating margins* before R&D 1996 1997 1998 1999 2000 2001 2002 Per 30.09 2003 East 0.139 0.114 0.09 0.142 0.153 0.062 0.043 0.064 MNOK 1996 1997 1998 1999 2000 2001 2002 per quarter 2003 per quarter 3-D Column 193 204 200 216 287 347 79 50 51 47 51 31 59 (6,6%) * (7,8%) * Research & Development (12.0%)* * Operating income before R& D as % of operating revenue (1) Adjusted for special charges * R&D as % of operating revenue (11,3%)* 240 (9.8%)* 128 (8,0%)* (1)

Working capital in % of annualised sales Q4-1995 Q4-1996 Q2-1997 Q4-1997 Q2-1998 Q3-1998 Q4-1998 Q1-1999 Q2-1999 Q3-1999 Q4-1999 Q1-2000 Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 East 19 31 34 24 29 20 20 23 20 14 15 8 14 15 10 10 20 26 16 15 15 13.5 13.8 17.3 13.5 14.2 West North 45.9 46.9 45 43.9%

Book to bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Q3 - 2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 1.42 0.6645431 1.2325581 1.26 0.86 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

OPEX Development R&D + sales & admin. expenses

OPEX Development R&D + sales & admin. expenses

OPEX Development R&D + sales & admin. expenses

OPEX Development R&D + sales & admin. expenses